EXHIBIT 99.1

Ultrapetrol Provides Update on Lender Negotiations

NASSAU, Bahamas, Dec. 15, 2015 (GLOBE NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR) (“Ultrapetrol” or the “Company”), an industrial transportation company serving marine transportation needs in three markets (River Business, Offshore Supply Business, and Ocean Business), announced today that the Company has decided not to make at this time the $10 million interest payment due December 15, 2015 on its outstanding 8.875% First Preferred Ship Mortgage Notes due 2021 (the “Notes”) and the $6.5 million interest and principal payments on other loan facilities related to the Company’s River Business. The Company has reserved any decision regarding whether or not to make the payments during the Cure Periods of the Notes and the other loan facilities related to the River Business. Although the Company currently has sufficient liquidity to make the payments, the Company believes it is prudent not to do so at this time as negotiations continue with representatives of holders of the Notes and with the Company’s other secured lenders.

As previously disclosed, the Company is in ongoing negotiations with lenders to the Company’s UP Offshore subsidiary regarding the refinancing of outstanding loan facilities, with the goal of extending near-term maturities and amortization schedules. Additionally, the Company has initiated discussions with certain creditors of its River Business to consensually restructure selected debt securities. The Company believes that it has sufficient liquidity to fully fund all aspects of its operations on a normal basis throughout these negotiations.

Damian Scokin, Chief Executive Officer of Ultrapetrol, stated, “Following Petrobras’s cancellation of three PSV contracts in our Offshore Supply Business, we have decided to initiate negotiations with our secured lenders in order to seek a consensual restructuring of our balance sheet. We believe that even under these difficult market conditions, there is ample value in Ultrapetrol’s assets and contracted cash flow to provide an agreeable outcome for all stakeholders, and we are confident that we will be able to emerge from this process with a capital structure that is sustainable and supportive of our efforts to maximize value over the long term. At the same time, we will continue to fully operate our businesses on a normal basis – including full, on-time payment of our trade vendors – while executing our strategic initiatives to enhance our operational and financial results.”

The Company has retained Miller Buckfire & Co., LLC and Zirinsky Law Partners PLLC to advise the Company during these negotiations, as well as to identify additional strategic alternatives by which the Company can strengthen its balance sheet and enhance its debt maturity profile.

About Ultrapetrol
Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for containers, grain and soy bean products, forest products, minerals, crude oil, petroleum, and refined petroleum products, as well as the offshore oil platform supply market with its extensive and diverse fleet of vessels. These include river barges and pushboats, platform supply vessels, tankers and two container feeder vessels. More information on Ultrapetrol can be found at www.ultrapetrol.net.

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